UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 19, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: February 19, 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea Financial Performance • Record underlying profit* after tax of $184.9 million, up 54% from $120.4 million in the prior year. • Net profit after tax was $109.3 million, up from a loss of $24.1 million in 2007. • Mine operating EBITDA was a record $389.0 million, a 42% increase on 2007. • Record operating cash flow of $212.4 million. • Total cash costs were $400/oz for the year. Outlook • Group production to increase to more than 1 million ounces in 2009. • Total cash costs per ounce for the full year expected to be less than $400/oz (excluding Ballarat in ramp-up). • Solid improvement in full year earnings expected with a full year’s contribution from Mt Rawdon and Bonikro and with Ballarat commencing commercial production. 19 February 2009 Report for Year Ended 31 December 2008 Page 1 of 17

(This release should be read in conjunction with the Fourth Quarter Production Report released on 28 January, 2009. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 12 months to December, 2008, compared with the 12 months to December, 2007.) Financial Results for year ended 31 december 2008 *Profit after tax before non-cash hedging losses and non-recurring items. Underlying profit (US$m) Net profit after tax, before non-cash hedging losses loss on repayment of gold loan, and non-recurring items Rising price and volume lifts revenue Revenue (US$m) Underlying Profit Rising price and volume lifts revenue Record gold production and higher realised gold prices have enabled LGL to report record underlying profit in 2008. Page 2 of 17 Managing Director’s Review Record gold production and higher realised gold prices have enabled Lihir Gold Ltd (LGL) to report a record underlying profit of $184.9 million for the 12 months to December 2008, up 54 percent compared with the prior year. Net profit after tax rose to $109.3 million from a loss of $24.1 in the previous corresponding period. The result reflects an outstanding performance from the cornerstone Lihir Island operation and the successful completion of an agreed merger with Equigold NL. Finalised in June, the merger brought the well established Mt Rawdon gold mine in Queensland and the Bonikro operation in Ivory Coast into the LGL group firmly establishing LGL as a major global gold producer. At year end, the LGL group had four mines operating in three countries producing at a combined rate of more than 1 million ounces of gold per year providing the company with diversified cashflows and strong future growth potential. Production and Financial Results Overview Gold production for the full year was a record 882,000 ounces, 26% higher than 2007, with production benefiting from strong operating performance at Lihir Island and a solid contribution from the former Equigold NL mines. Lihir Island production, at 771,000 ounces, was a record and benefited from significantly improved plant operation. This followed the expansion of the plant in late 2007, which included the installation of additional milling capacity and a flotation circuit. Process plant throughput was at record levels in 2008 including a 28% increase in mill throughput to 6.2 million tonnes and record 4.8 million tonnes through the autoclaves. Gold grade of autoclave feed increased by 6% to 5.86 g/t, as the benefits of the flotation circuit were brought to fruition. The Mt Rawdon mine contributed 54,000 ounces to group production from acquisition date of June 17 to year end. The operation continues to maintain its well established track record for consistent, low cost gold output. Report for Year Ended 31 December 2008

Page 3 of 17 At Bonikro, gold production commenced on October 7 and a total of 37,000 ounces were produced in the three months to the end of the year. Ore production was from softer oxide ores which allowed higher throughput levels. Gold grade, at 2.19 g/t, was above plan. The Kirkalocka mine contributed 9000 ounces to LGL before the plant ceased operation in August. At Ballarat, mining of the first production stopes commenced in the December quarter, later than planned due to delays in underground development. Gold production for the year totalled 10,000 ounces. Development is continuing in the current year and mining strategies are being refined to enable consistent supply of high grade ore to the process plant. The key features of the financial results were as follows: • Total revenue for the year rose by 52% to a record $756 million, driven by a combination of higher gold sales (23%) and a higher gold price (29%). Carbon credits added around $4.5 million to revenue. • Total cash cost of sales, before depreciation and amortisation, totalled $367 million, up 63% on the previous year. The increase reflected higher throughput, production and sales volumes, increased fuel prices and adverse exchange rate movements. On a unit cost basis, increases were less pronounced. Gross cash costs per ounce rose by 19% to $525/oz and total cash costs by 34% to $400/oz. • Mine EBITDA improved strongly for the year, rising 42% to $389 million. This increase reflected the strong improvement in operational performance at Lihir Island and the contribution of the newly acquired operations. • Underlying profit was a record $185 million, up 54% on the previous year. Net profit was $109 million, up from a loss of $24 million in 2007. • Operating cash flows for the year were $212 million. Outlook The outlook for 2009 is for continued growth as LGL firmly establishes itself as a major global gold producer. Total gold production is forecast to increase to another record of more than 1 million ounces. At Lihir Island, total material movements for the full year are expected to be approximately 55 — 60 million tonnes with autoclave feed expected to total around 4.7 million tonnes at grades of 6.0 to 6.3g/t. This will lead to production of between 770,000 and 840,000 oz for the year. Bonikro is expected to contribute approximately 130,000 — 160,000 oz in its first full year of production. The mine will continue to operate at elevated rates in the first half of 2009 in the softer oxide ores. Mt Rawdon is expected to continue its reliable and consistent performance to deliver around 90,000 — 100,000 oz for the year. At Ballarat, production is forecast to be between 50,000 — 100,000 oz in 2009 as mine infrastructure develops to the north and more stopes are brought into production. Following a review of the ramp-up during the finalisation of the 2008 financial accounts, Ballarat has moved into commercial production from 1 January 2009. Falling oil prices and favourable exchange rate movements in the final quarter of 2008 are expected to have a beneficial impact on costs in the current year. Total cash costs for the group are expected to be less than $400 per ounce for the full year, excluding Ballarat. LGL is now firmly established as a global gold producer with growing production and exciting exploration opportunities. The next 12 months will continue the growth journey for LGL and I look forward to reporting a solid improvement in operating and financial performance for 2009. Arthur Ho d Managing Director

Financial Statements

INCOME STATEMENT

	Full year 31 Dec 2008 US$m	Half year ended 31 Dec 2008 US$m	Half year ended 30 June 2008 US$m	Full year 31 Dec 2007 US$m	Half year ended 31 Dec 2007 US$m	Half year ended 30 June 2007 US$m	*Change Year on Year (%)*
Revenue							
Gold sales	**749.8**	467.8	282.0	**493.1**	259.0	234.1	*52*
CER certificate credits	**4.5**	0.0	4.5	**5.2**	4.0	1.2	*(13)*
Other revenue	**1.3**	1.1	0.2	**0.1**	0.1	(0.0)	*823*
Total revenue	**755.6**	468.9	286.7	**498.4**	263.1	235.3	*52*
Cash cost of sales							
Operating costs	**(463.1)**	(259.3)	(203.8)	**(305.9)**	(165.9)	(140.0)	*51*
Royalties, levies & production taxes	**(17.8)**	(11.0)	(6.8)	**(13.2)**	(7.4)	(5.8)	*35*
Deferred mining costs (cash)	**34.5**	12.2	22.3	**61.0**	37.7	23.3	*(43)*
Changes in inventories (cash)	**81.6**	39.4	42.2	**35.7**	11.7	24.0	*128*
Foreign exchange loss	**(1.8)**	2.1	(3.9)	**(3.0)**	(2.8)	(0.2)	*(41)*
Total cash cost of sales	**(366.6)**	(216.6)	(150.0)	**(225.4)**	(126.7)	(98.7)	*63*
Mine EBITDA	**389.0**	252.3	136.7	**273.0**	136.4	136.6	*42*
Non-cash cost of sales							
Depreciation & amortisation	**(75.4)**	(46.5)	(28.9)	**(50.4)**	(30.0)	(20.4)	*50*
Amortisation - mineral reserves	**(27.3)**	(27.3)	–	**–**	–	–	*–*
	(102.7)	(73.8)	(28.9)	**(50.4)**	(30.0)	(20.4)	*104*
Deferred mining costs (non-cash)	**5.5**	2.4	3.1	**9.0**	5.1	3.9	*(39)*
Changes in inventories (non-cash)	**12.5**	6.8	5.7	**5.5**	0.1	5.4	*130*
Total non-cash cost of sales	**(84.7)**	(64.6)	(20.1)	**(35.9)**	(24.8)	(11.1)	*136*
Gross profit from mining activities	**304.3**	187.6	116.7	**237.1**	111.6	125.5	*28*
Corporate expense	**(31.9)**	(18.3)	(13.6)	**(25.3)**	(13.9)	(11.4)	*26*
Project studies	**(2.6)**	(0.4)	(2.2)	**(7.5)**	(6.2)	(1.3)	*(66)*
Exploration expense	**(8.5)**	(4.3)	(4.2)	**(8.4)**	(5.5)	(2.9)	*2*
Operating profit before other income/(expense)	**261.3**	164.6	96.7	**195.9**	86.0	109.9	*33*
Other income/(expense):							
Hedging loss	**(75.5)**	(31.9)	(43.6)	**(97.2)**	(49.9)	(47.3)	*(22)*
Other income/(expense)							
Other income	**0.3**	0.1	0.2	**–**	–	–	*–*
Fixed asset disposal loss	**(28.1)**	(27.6)	(0.5)	**(13.8)**	(12.7)	(1.1)	*104*
Impairment expense	**(3.2)**	(3.2)	–	**–**	–	–	*–*
Total other income / (expense)	**(31.0)**	(30.7)	(0.3)	**(13.8)**	(12.7)	(1.1)	*124*
Financial income / (expenses)	**7.2**	4.4	2.8	**(120.7)**	6.0	(126.7)	*(106)*
Profit / (loss) before tax	**162.0**	106.4	55.6	**(35.8)**	29.4	(65.2)	*552*
Income tax benefit / (expense)	**(51.8)**	(32.7)	(19.1)	**11.7**	(8.8)	20.5	*543*
Net profit / (loss) after tax	**110.2**	73.7	36.5	**(24.1)**	22.4	(46.5)	*558*
Profit attributable to minority interests	**0.9**	0.9	–	**–**	–	–	*–*
Profit / (loss) attributable to equity holders of the Company	**109.3**	72.8	36.5	**(24.1)**	22.4	(46.5)	*554*
Profit / (loss) attributable to equity holders of the Company	**109.3**	72.8	36.5	**(24.1)**	22.4	(46.5)	*554*
Non cash hedging loss (after tax)	**53.7**	23.2	30.5	**53.1**	35.0	18.1	*1*
Loss on repayment of gold loan (after tax)	**–**	–	–	**82.5**	–	82.5	*–*
Non recurring expense (after tax)	**21.9**	21.5	0.4	**8.9**	8.9	–	*147*
Underlying profit after tax	**184.9**	117.5	67.4	**120.4**	66.3	54.1	*54*

Report for Year Ended 31 December 2008 Page 4 of 17

Page 5 of 17 Full Second First Full Second First Year Year Half Half Year Half Half on 2008 2008 2008 2007 2007 2007 Year Lihir Gold sold oz 765,484 465,272 300,212 707,339 350,210 357,129 8% Price — cash $/oz 865 835 912 666 737 597 30% Ballarat Gold sold oz 8,396 7,004 1,392 1,089 1,089 671% Price — cash $/oz 835 816 930 734 734 14% Mt Rawdon Gold sold oz 55,499 50,558 4,941 Price - cash $/oz 651 620 672 Kirkalocka Gold sold oz 12,685 10,487 2,198 Price — cash $/oz 924 911 983 Bonikro Gold sold oz 26,863 26,863 Price — cash $/oz 798 798 Total Gold sold oz 868,927 560,184 308,743 708,428 351,299 357,129 23% Price — cash $/oz 850 815 909 666 737 597 28% Discussion and Analysis of the Income Statement Revenue Sales revenue rose significantly during 2008 as a result of a 23% increase in gold sales volume, and a 29% rise in the gold price. Total gold sales of 868,927 ounces include the sale of 95,046 ounces from Mt Rawdon, Bonikro and Kirkalocka and 8396 pre-production ounces from Ballarat. The contribution from certified emission reduction (CER) certificates added $4.5 million to sales revenue. No CER’s were sold in 2H 2008 as the certification process was not completed by year end. Cash and non-cash hedging losses are excluded from sales revenue. Cost of sales Mine operating costs of $463 million were up 51% on the previous year. The increase predominantly reflects higher throughput, production and sales volumes at Lihir Island and the addition of the Equigold mines but also the rising cost pressures across the mining industry which started to abate in the final quarter. Mining expenses and power generation were significantly higher due to the high oil prices throughout most of the year. Depreciation and Amortisation Depreciation and amortisation of $102.7 million is up from $50.4 million in 2007. The increase mostly reflects higher gold production and the addition of the flotation circuit at Lihir Island, and the inclusion of Mt Rawdon and Bonikro operations. The $27.3 million amortisation of mineral reserves is predominantly the purchase price allocation for Mt Rawdon (approximately $265/oz) and Bonikro (approximately $327/oz). Corporate xpenses Corporate office expenses have increased with the continued growth and expansion of the Company’s operations. Corporate expenses include certain transaction-related costs associated with the Equigold merger. Exploration Exploration expenditure of $8.5 million includes $5.8 million at Lihir Island, $2.3 million in Ivory Coast and the balance at Ballarat. Mine operating costs increased, reflecting higher throughput, production and sales volumes at Lihir Island and the addition of the Equigold mines.

Page 6 of 17 Report for Year Ended 31 December 2008 Cost of sales Mine operating costs of $463 million were up 51% on the previous year. The increase predominantly reflects higher throughput, production and sales volumes at Lihir Island and the addition of the Equigold mines but also the rising cost pressures across the mining industry which started to abate in the final quarter. Mining expenses and power generation were significantly higher due to the high oil prices throughout most of the year. Depreciation and Amortisation Depreciation and amortisation of $102.7 million is up from $50.4 million in 2007. The increase mostly reflects higher gold production and the addition of the flotation circuit at Lihir Island, and the inclusion of Mt Rawdon and Bonikro operations. The $27.3 million amortisation of mineral reserves is predominantly the purchase price allocation for Mt Rawdon (approximately $265/oz) and Bonikro (approximately $327/oz). Corporate xpenses Corporate office expenses have increased with the continued growth and expansion of the Company’s operations. Corporate expenses include certain transaction-related costs associated with the Equigold merger. Exploration Exploration expenditure of $8.5 million includes $5.8 million at Lihir Island, $2.3 million in Ivory Coast and the balance at Ballarat. Mine operating costs increased, reflecting higher throughput, production and sales volumes at Lihir Island and the addition of the Equigold mines. Page 6

HEDGING LOSS

The hedging loss of $75.5 million reflects non-cash hedging losses of $76.7 million from the closed-out LGL hedge book in 2007 and the net effect, after fair value adjustments, of delivery into the acquired Equigold hedge book; this latter item is measured as the difference between the prevailing spot price of gold at the time of such delivery and the prevailing price (A$939/oz) at the date of completing the merger with Equigold. The balance of the Equigold hedge book covers 115,797 ounces sold forward at A$600/oz for delivery on a quarterly basis until September 2010.

Contract type	Designation year	Ounces	A$ per ounce
Spot deferred	2009	15,339	600
Fixed forward	2009	58,976	600
Fixed forward	2010	41,482	600
		115,797	

With the close out of the LGL hedge book in 2007 hedge accounting requires hedge contracts to be brought to account at original designation dates. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges. The following table provides a summary of the non-cash hedging losses to be booked in future periods:

Designation Year	Gross pre-tax non-cash hedging loss $m	Tax effect $m	Net post-tax non-cash hedging loss $m
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.3)	30.9
2012	5.8	(1.8)	4.0
2013	6.0	(1.8)	4.2
	240.2	(72.2)	168.0

OTHER EXPENSES

Other expenses of $31.0 million were mostly losses on fixed asset disposal at Lihir Island, including a waste transport barge, gravity plant and mined-out dewatering and geothermal wells, and an impairment loss on available-for-sale assets.

INCOME TAX EXPENSE

Income tax expense for the year was $51.8 million resulting in an effective tax rate of 32%. The effective tax rate is higher than the statutory rate due to the non-deductibility of mineral reserve amortisation and exploration expenses in Ivory Coast and other non-deductible expenses. No cash tax was paid in 2008. At end of 2008, LGL had carried forward tax losses (measured at the applicable 30% tax rate) of around $151 million in PNG and around $44 million in Australia. In Ivory Coast, under the investment convention for Bonikro, LGL has a 5 year tax holiday. On current forecasts LGL expects to become liable to pay tax in 2010 in Australia and 2011 in PNG.

Report for Year Ended 31 December 2008 Page 7 of 17

Report for Year Ended 31 December 2008 Page 8 of 17 Statement of Financial Position Year ended 31 December 2007 Consolidated Entity US$M 2008 2007* ASSETS Current assets Cash and cash equivalents 64.7 174.2 Receivables 21.0 14.9 Inventories 140.0 102.8 Derivative financial instruments 0.4 — Other assets 5.1 2.3 Total current assets 231.2 294.2 Non-current assets Receivables 0.4 0.4 Inventories 255.0 169.1 Derivative financial instruments 0.3 — Deferred mining costs 259.5 218.3 Property, plant & equipment 2,166.2 1,425.0 Intangible assets 417.3 93.5 Available for sale financial asset 2.3 2.5 Deferred income tax asset 31.6 101.3 Total non-current assets 3,132.6 2,010.1 Total assets 3,363.8 2,304.3 LIABILITIES Current liabilities Accounts payable and accrued liabilities 102.1 64.0 Provisions 18.5 13.5 Borrowings and finance facilities 0.3 0.3 Derivative financial instruments 33.5 — Income taxes payable — - Deferred settlement payable 10.8 — Total current liabilities 165.2 77.8 Non-current liabilities Provisions 36.8 15.2 Borrowings 0.2 0.7 Derivative financial instruments 18.9 — Deferred income tax liability 215.2 42.1 Total non-current liabilities 271.1 58.0 Total liabilities 436.3 135.8 NET ASSETS 2,927.5 2,168.5 EQUITY Share capital 3,080.0 2,319.7 Reserves (312.6) (170.0) Retained earnings 128.1 18.8 Total equity attributable to equity holders of the company 2,895.5 2,168.5 Minority interests 32.0 - TOTAL EQUITY 2,927.5 2,168.5 * A restatement of deferred tax balances was undertaken in Lihir Gold Limited which was attributable to the Lihir Island operation and was made to reconcile the previously reported tax balances to amendments sought for various income tax returns of prior periods. The effect of this restatement in 2007 was an increase of $1.8m in deferred tax benefit, an increase of $7.4m in opening retained earnings and an increase of $9.2m in deferred tax assets. Discussion and Analysis of the Statement of Financial Position The Consolidated Entity’s net assets and total shareholders equity increased during the year by 35% to $2.9 billion. This was predominantly due to the merger with Equigold NL and the increased net profit contribution from Lihir Island. The rise in intangible assets and deferred income tax liability are mostly a result of the merger and the residual Equigold hedge book is reflected in current and non-current derivative accounts. During the year the Company established lines of credit with a number of banks giving it access to $250 million. No debt had been drawn on these facilities at 31 December 2008.

Page 9 of 17 Discussion and Analysis of the Statement of Financial Position The Consolidated Entity’s net assets and total shareholders equity increased during the year by 35% to $2.9 billion. This was predominantly due to the merger with Equigold NL and the increased net profit contribution from Lihir Island. The rise in intangible assets and deferred income tax liability are mostly a result of the merger and the residual Equigold hedge book is reflected in current and non-current derivative accounts. During the year the Company established lines of credit with a number of banks giving it access to $250 million. No debt had been drawn on these facilities at 31 December 2008.

Report for Year Ended 31 December 2008 Page 10 of 17 Full year Half year Half year Full year Half year Half year Change ended ended ended ended 31 December 31 December 30 June 31 December 31 December 30 June Year on 2008 2008 2008 2007 2007 2007 Year US$m US$m US$m US$m US$m US$m Cash flows from operating activities Receipts from customers 747.7 462.6 285.1 472.4 261.6 210.8 58.3 Payments arising from suppliers & employees (539.7) (298.4) (241.3) (365.9) (208.3) (157.6) 47.5 Cash generated from operations 208.0 164.2 43.8 106.5 53.3 53.2 95.4 Purchase of gold to close out hedge book — - — (648.4) — (648.4) — Receipt on close out of hedge book — - — 279.9 (0.1) 280.0 - Interest and finance charges paid (0.2) (0.1) (0.1) (8.0) — (8.0) (97.0) Income taxes received 4.6 4.6 — - — - — Net cash generated from operating activities 212.4 168.7 43.7 (270.0) 53.2 (323.2) 178.7 Cash flows from investing activities Interest received 3.5 0.7 2.8 9.7 5.1 4.6 (64.4) Purchase of property, plant and equipment (277.9) (160.3) (117.6) (206.7) (98.6) (108.1) 34.4 Interest and finance charges capitalised (2.9) (2.9) Payment for investments — - — (1.2) (1.2) — - Proceeds on disposal of property, plant & equipment 0.1 (9.7) 9.8 — - — - Acquisition of subsidiary net of cash acquired 9.1 9.1 — 19.6 (0.4) 20.0 (53.3) Payments to acquire minority interests (2.8) (2.8) — Net cash flow from investing activities (270.9) (165.9) (105.0) (178.6) (95.1) (83.5) 51.7 Cash flows from financing activities Drawdown of secured debt — - — 22.4 — 22.4 — Repayment of secured debt (0.4) (0.2) (0.2) (88.2) (0.2) (88.0) (99.6) Repayment of gold loan — - — (333.4) - (333.4) — Proceeds of equity issue — - — 989.0 — 989.0 — Underwriting expenses — - — (11.6) 0.6 (12.2) — Advance to subsidiaries preaquisition (49.7) — (49.7) — - — Payment for treasury shares (0.9) (0.9) — (1.3) (1.3) — (30.5) Net cash flow from financing activities (51.0) (1.1) (49.9) 576.9 367.5 209.4 (108.8) Net increase / (decrease) in cash held (109.5) 1.7 (111.2) 128.3 325.6 (197.3) (185.4) Cash and cash equivalents at the beginning of year 174.2 63.0 174.2 47.0 (150.3) 47.0 270.7 Effects of exchange rates to changes in cash held — - — (1.1) (1.1) — - Cash and cash equivalents at end of period 64.7 64.7 63.0 174.2 174.2 (150.3) (62.9) Statement of Cash Flows Discussion and Analysis of the Statement of Cash Flows Cash on hand at the end of the year totalled $65 million. Cash balances decreased by $109.5 million during the year due mainly to capital expenditure and a pre-acquisition advance of $49.7 million to Equigold which was used to partially close out its hedge book prior to the merger. The merger with Equigold increased the Consolidated Entity’s cash by $9.1 million. Cash generated from operations increased to $212 million from negative $270 million in 2007 which was affected by the close out of the hedge book. The healthy operating cashflow was mainly due to higher sales volumes and increased gold prices. This was offset in part by increased operating costs. Net cash used in investing activities for capital expenditure totalled $277.9 million. The major areas of capital expenditure during the year included: • Lihir Island sustaining capital and Million Ounce Plant Upgrade — $141 million • Ballarat operation infrastructure and development expenditure — $108 million • Mt Rawdon and Bonikro — $27 million.

Page 11 of 17 Discussion and Analysis of the Statement of Cash Flows Cash on hand at the end of the year totalled $65 million. Cash balances decreased by $109.5 million during the year due mainly to capital expenditure and a pre-acquisition advance of $49.7 million to Equigold which was used to partially close out its hedge book prior to the merger. The merger with Equigold increased the Consolidated Entity’s cash by $9.1 million. Cash generated from operations increased to $212 million from negative $270 million in 2007 which was affected by the close out of the hedge book. The healthy operating cashflow was mainly due to higher sales volumes and increased gold prices. This was offset in part by increased operating costs. Net cash used in investing activities for capital expenditure totalled $277.9 million. The major areas of capital expenditure during the year included: • Lihir Island sustaining capital and Million Ounce Plant Upgrade — $141 million • Ballarat operation infrastructure and development expenditure — $108 million • Mt Rawdon and Bonikro — $27 million

Cash on hand at the end of the year totalled $65 million. Report for Report for YYeeaarr EEnnddeedd 3311 DDeecceemmbbeerr 22000088 PPaaggee 1 122 o of f1 127 Other Information Production data Full Second First Full Second First Year Year Half Half Year Half Half on 2008 2008 2008 2007 2007 2007 Year Lihir Island Mining Material moved kt 50,660 25,085 25,575 58,260 27,778 30,482 -13% High grade ore mined kt 6,181 3,899 2,282 6,111 2,652 3,459 1% Economic grade ore mined kt 8,335 4,093 4,243 4,380 1,524 2,857 90% Processing Ore milled kt 6,154 3,263 2,891 4,816 2,565 2,252 28% Autoclave feed kt 4,803 2,561 2,242 4,586 2,269 2,317 5% Autoclave grade g Au/t 5.86 6.57 5.05 5.51 5.27 5.75 6% Recovery % 82.5 83.1 81.5 86.0 81.8 90.4 -4% Gold poured oz 771,456 463,237 308,219 700,211 324,481 375,730 10% Mount Rawdon Mining Ore mined kt 3,502 1,750 1,752 3,340 1,696 1,644 5% Processing Ore milled kt 3,459 1,701 1,759 3,412 1,751 1,661 1% Grade g/t 1.03 0.97 1.08 1.18 1.19 1.16 (13%) Recovery % 89.8% 90.1% 89.5% 90.4% 91.0% 89.8% (1%) Gold poured oz 102,415 48,808 53,607 117,528 61,462 56,066 (13%) Attributable to LGL oz 53,592 48,808 4,784 Bonikro Mining Ore mined kt 1507 979 528 Processing Ore milled kt 635 635 Grade g/t 2.19 2.19 Recovery % 90.0% 90.0% Gold poured oz 36,735 36,735 Kirkalocka Processing Ore milled kt 886 150 736 1,294 670 624 (32%) Grade g/t 1.11 1.26 1.08 1.02 1.03 1.02 8% Recovery % 91.3% 89.0% 91.8% 88.9% 89.4% 88.3% 3% Gold poured oz 30,474 7,726 22,748 37,873 19,841 18,032 (20%) Attributable to LGL oz 9,442 7,726 1,716 Ballarat U/g development m 6,092 3,789 2,303 3,817 1,859 1,958 60% Gold poured oz 10,366 9,089 1,277 1,760 1,237 523 489% LGL Group oz 881,590 565,595 315,996 701,971 325,718 376,253 26% Page 13 of 17

FINANCIAL DATA

		Full Year 2008	Second Half 2008	First Half 2008	Full Year 2007	Second Half 2007	First Half 2007	Year on Year
Lihir Island								
Mining expenses	$m	**172.7**	85.6	87.0	**133.3**	70.9	62.3	*30%*
Processing expenses	$m	**84.0**	42.0	42.0	**59.3**	31.4	27.9	*42%*
Power generation costs	$m	**45.5**	27.4	18.1	**28.6**	14.7	14.0	*59%*
Site G&A, royalties, refining	$m	**123.0**	66.0	57.0	**93.3**	52.7	40.5	*32%*
CER's & silver credits	$m	**(4.7)**	(0.2)	(4.5)	**(5.3)**	(3.0)	(2.3)	*-12%*
Gross cash costs	$m	**420.5**	220.8	199.7	**309.2**	166.7	142.4	*36%*
Gross cash costs	$/oz	**545**	477	648	**442**	514	379	*23%*
Total cash costs	$/oz	**406**	385	437	**299**	348	257	*36%*
Mount Rawdon								
Gross cash cost	$/oz	**434**	429	439				
Total cash costs	$/oz	**413**	392	433				
Kirkalocka								
Gross cash cost	$/oz	**380**	306	405				
Total cash costs	$/oz	**374**	306	398				
Bonikro								
Gross cash cost	$/oz	**300**	300					
Total cash costs	$/oz	**307**	307					
Total								
Gross cash cost	$/oz	**525**	477	648	**442**	514	379	*19%*
Total cash costs	$/oz	**400**	385	437	**299**	348	257	*34%*

Page 13 of 17

For the full year total cash costs for the group were $400 per ounce. Page 14 of 17 Costs For the full year, total cash costs for the group were $400/oz which continues to put LGL at the lower end of the industry cost curve. Higher overall production, rising oil prices and higher input costs across the mining industry led to increases in aggregate cash costs. However, in unit cost terms the increases were less pronounced, reflecting the improved scale of the Lihir Island operation and the addition of low cost ounces from Bonikro in Cote d’Ivoire. The benefits of the increased scale of production were evident at Lihir Island, where aggregate gross cash costs increased 36% to $420.5 million, but unit costs rose by 23% to $545/oz. The major increases in Lihir Island costs during the year were due primarily to higher throughputs and rising fuel prices. In mining, costs rose due to higher diesel prices and increased maintenance costs. And in processing, plant throughputs increased 28% to 6.2 million tonnes, leading to higher input and maintenance costs. Higher HFO prices and volumes contributed to increased power generation costs during the year, although this is expected to ease in the current year due to the reduction in oil prices. Importantly, unit costs have trended down consistently at Lihir Island during the year, with total cash costs falling to $362/oz in the final quarter. The downward trend is expected to continue in the current year, as lower oil prices and favourable currency movements reduce cost pressures generally. At Mt Rawdon, total cash costs for the full year were $413/ oz, however costs reduced significantly to $332/oz in the fourth quarter due to favourable currency movements. At Bonikro, the low strip ratio and simple processing led to low costs in the period since production commenced in October. Total cash costs were $307/oz. Falling oil prices and reductions in the value of the Australian dollar exchange rate are expected to lead to further easing in cost pressures during the current year, and unit costs are expected to benefit from increases in production at Lihir, Bonikro and at Ballarat. Report for Year Ended 31 December 2008 Page 15 of 17

Group production is forecast to exceed 1 million ounces in 2009. Future production guidance The following table sets out the expected production profiles for 2009 based on the current mine plan. 2008A 2009F Lihir Material movements Mt 50.7 55-60 Ore Milled Mt 6.2 ~6 Autoclave feed Mt 4.8 ~4.7 Autoclave feed grade g/t 5.9 +6 Gold production Kozs 771 770-840 Mt Rawdon Gold production Kozs 54* 90-100 Bonikro Gold production Kozs 37 130-160 Kirkalocka Gold production Kozs 9* - Ballarat Gold production Kozs 10 50-100 Commercial production from 1 Jan 2009 Group Gold production Kozs 882 +1,000 Total cash cost $/oz 400 < 400 *Attributable to LGL Further Information Contact for in vestor information Joe Dowling GM Corporate Affairs Tel: +61 7 3318 3308 Mobile: +61 421 587 755 Email: joe.dowling@lglgold.com Joel Forwood Manager Investor Relations Tel: +61 7 3318 3331 Mobile: +61 438 576 879 Email: joel.forwood@lglgold.com Web site: www.LGLgold.com Shareholder enquiries Queries related to share registry matters should be directed to: Computershare Investor Services Level 19, 307 Queen Street Brisbane, Queensland 4000 Australia Tel: 1300 552 270 or +61 7 3237 2100 Fax: +61 7 3237 2152 Web site: www.computershare.com Email: web.queries@computershare.com.au ADR depositary The Bank of New York Depositary Receipts Divison 101 Barclay St, 22nd Floor New York, New York 10286 USA Tel: +1 212 815 3700 Fax: +1 212 571 3050 Web site: www.adrbny.com Principal ofice Level 7, Pacific Place Cnr Champion Parade & Musgrave Street Port Moresby, Papua New Guinea Corporate ofice Level 9, 500 Queen Street Brisbane, Queensland 4000 Australia Stock e xchange listings Australian Securities Exchange (LGL) NASDAQ National Market (LIHR) Port Moresby Stock Exchange (LGL) Toronto Stock Exchange (LGG) Issued capital The current ordinary issued capital of the company is: • 2,187,601,047 listed ordinary shares • 585,984 listed restricted executive shares Directors Ross Garnaut — Chairman Arthur Hood - Managing Director Bruce Brook Peter Cassidy Mike Etheridge Winifred Kamit Geoff Loudon Alister Maitland Group Secretary Stuart MacKenzie Page 16 of 17

Further Information

CONTACT FOR INVESTOR INFORMATION

Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com

Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com

Web site: www.LGLgold.com

SHAREHOLDER ENQUIRIES

Queries related to share registry matters should be directed to:

Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152

Web site: www.computershare.com
Email: web.queries@computershare.com.au

ADR DEPOSITARY

The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com

PRINCIPAL OFFICE

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

CORPORATE OFFICE

Level 9, 500 Queen Street
Brisbane, Queensland 4000 Australia

STOCK EXCHANGE LISTINGS

Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)

ISSUED CAPITAL

The current ordinary issued capital of the company is:

- 2,187,601,047 listed ordinary shares
- 585,984 listed restricted executive shares

DIRECTORS

Ross Garnaut – Chairman
Arthur Hood – Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland

GROUP SECRETARY

Stuart MacKenzie

Page 16 of 17

Forward Looking Statements This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. Competent Person The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd and Brad Cox. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Brad Cox is a member of The Australian Institute of Mining and Metallurgy and is a full time employee of Ballarat Goldfields Pty Ltd in the role of Group Resource Geologist for the company. Mr Cox has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Brad Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Note to U.S. Investors Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml. Note to Canadian Investors Canadian Investors - for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com). Report for Year Ended 31 December 2008 Page 17 of 17